UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Maura Gedid / Susan Borinelli (646) 452-2335 / 2333 mgedid@breakstone-group.com sborinelli@breakstone-group.com

For immediate release

ASUR Announces Results of Tender Offer

Mexico DF, June 19, 2007, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized Mexican airport group and the operator of Cancun International Airport and eight other airports in southeastern Mexico, announced today that it has been informed of the results of the concurrent tender offers in the United States and Mexico by Agrupación Aeroportuaria Internacional II, S.A. de C.V. (AAI II), a company indirectly owned and controlled by Mr. Fernando Chico Pardo, ASUR’s chairman and chief executive officer, for ASUR’s Series B shares, including shares in the form of American Depositary Shares (ADSs).

ASUR has been advised by representatives of Mr. Chico Pardo that the total number of ADSs tendered and accepted for payment in the U.S. offer was 2,992,688 ADSs, and that the total number of Series B shares tendered and accepted for payment in the Mexican offer was 7,762,515. These include 188,869 ADSs tendered pursuant to notices of guaranteed delivery. Each ADS represents 10 Series B shares of ASUR.

A total of 12.56% of ASUR’s outstanding capital stock was tendered and accepted for payment in the offers. The offers, which were launched on May 14, 2007, expired today at 9:30am New York City time. The tendered securities include Series B shares and ADS’s previously owned directly by Mr. Chico Pardo and by Copenhagen Airports A/S.

In connection with the tender offers, Inversiones y Técnicas Aeroportuarias, S.A. de C.V. (ITA), ASUR’s operating partner, announced that it has requested the conversion into Series B shares, effective today, of 22,050,000 of ASUR’s Series BB shares representing 7.35% of ASUR’s capital stock total outstanding. These shares are to be transferred to Agrupación Aeroportuaria Internacional, S.A. de C.V. (AAI), an entity controlled by Mr. Chico Pardo, pursuant to a De-Merger Letter Agreement between Mr. Chico Pardo and Copenhagen Airports A/S, ITA’s other shareholder.

Following the consummation of this transaction and the tender offers, ITA will retain ownership of 22,950,000 Series BB shares representing 7.65% of ASUR’s capital stock total outstanding. Mr. Chico Pardo will continue to own 51% of ITA, and will beneficially own (through AAI and AAI II) Series B shares representing 19.91% of ASUR’s total outstanding capital stock.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel,

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Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: June 19, 2007